FILED
FEB 07 2003
C 22447-97
Dean Heller
Secretary of State

DEAN HELLER
Secretary of State	Certificate of
202 North Carson Street	Amendment
Carson City, Nevada 89701-4201	PURSUANT TO NRS 78.385 and
78.390

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock

1. Name of corporation: CardioBioscience Corporation

2. The articles have been amended as follows (provide article numbers, if available):

The name of the corporation is:

Secure Blue, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 51% plus .

4. Signatures (Required):

\s\ Alphonso Hernandez Jr.
President